ASGI Corbin Multi-Strategy Fund, LLC


ITEM 77Q.2.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

For the most recent fiscal year, to the Fund's knowledge, based solely on a review of reports furnished to the Fund and on representations made, all required persons, except as noted below, complied with all filing requirements pursuant to Section 16(a).

Form 3 filings were not timely filed with respect to one officer and one member of the Fund's Board of Managers, neither of whom owns interests in the Fund. Form 3s for each individual have since been filed. In addition, a Form 3 filing was not timely filed by the Fund's adviser, which owns interests in the Fund. A Form 3 for this investor has since been filed.